FORM 13-501F1

CLASS 1 AND CLASS 3B REPORTING ISSUERS - PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Eugene Woychyshyn, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) (signed) "Eugene Woychyshyn"   March 9, 2023

Name: Eugene Woychyshyn   Date: March 9, 2023

Title: VP Finance & CFO

Reporting Issuer Name: NXT Energy Solutions Inc.

End date of previous financial year: December 31, 2022

Type of Reporting Issuer: ☑ Class 1 Reporting Issuer ☐ Class 3B Reporting Issuer

Highest Trading Marketplace: TSX

Market value of listed or quoted equity securities:

Equity Symbol: SFD

1st Specified Trading Period	01/01/2022 (DD/MM/YY) to 31/03/2022 (DD/MM/YY)		
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.53	(i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		65,301,972	(ii)
Market value of class or series	(i) x (ii)	$ 34,610,045	(A)
2nd Specified Trading Period	01/04/2022 (DD/MM/YY) to 30/06/2022 (DD/MM/YY)		
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.68	(iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		65,341,775	(iv)
Market value of class or series	(iii) x (iv)	$ 44,432,407	(B)
3rd Specified Trading Period	01/07/2022 (DD/MM/YY) to 30/09/2022 (DD/MM/YY)		
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.40	(v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		65,585,902	(vi)
Market value of class or series	(v) x (vi)	$ 26,234,361	(C)

4th Specified Trading Period	01/10/2022 (DD/MM/YY)	to	31/12/2022 (DD/MM/YY)
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$ 0.21 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			68,949,109 (viii)
Market value of class or series		(vii) x (viii)	$ 14,479,313 (D)
5th Specified Trading Period	N/A (DD/MM/YY)	to	N/A (DD/MM/YY)
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$ N/A (ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period			N/A (x)
Market value of class or series		(ix) x (x)	$ N/A (E)
Average Market Value of Class or Series **(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))**			$ 29,939,031 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities		$ NIL (2)
(Provide details of how value was determined)		
Capitalization for the previous financial year	(1) + (2)	$ 29,939,031
Participation Fee		$ 1,200.00
Late Fee, if applicable		$
Total Fee Payable (Participation Fee plus Late Fee)		$

RULES AND POLICIES

APPENDIX A

to ASC Rule 13-501 Fees
Participation Fees for Class 1 Reporting Issuers or Class 2 Reporting Issuers
(Paragraph 15(1)(a))

Capitalization for the Previous Fiscal Year	Participation Fee (effective December 1, 2016)
under $10 million	$400
$10 million to under $25 million	$500
$25 million to under $50 million	$1,200
$50 million to under $100 million	$3,000
$100 million to under $250 million	$6,500
$250 million to under $500 million	$14,000
$500 million to under $1 billion	$19,000
$1 billion to under $5 billion	$28,000
$5 billion to under $10 billion	$36,500
$10 billion to under $25 billion	$42,500
$25 billion and over	$48,000

APPENDIX B

to ASC Rule 13-501 Fees
Participation Fees for Class 3B Reporting Issuers
(Paragraph 15(1)(c))

Capitalization for the Previous Fiscal Year	Participation Fee (effective December 1, 2016)
under $10 million	$400
$10 million to under $25 million	$500
$25 million to under $50 million	$600
$50 million to under $100 million	$1,000
$100 million to under $250 million	$2,000
$250 million to under $500 million	$4,500
$500 million to under $1 billion	$6,000
$1 billion to under $5 billion	$9,000
$5 billion to under $10 billion	$11,500
$10 billion to under $25 billion	$13,500
$25 billion and over	$15,500